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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

iMedia International, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
452467103
(CUSIP Number)
May 14, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	452467103	Page	2	of	6

1	NAMES OF REPORTING PERSONS R. Kenneth Dulin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	CITIZEN OF UNITED STATES RESIDING IN COLORADO

	5	SOLE VOTING POWER

NUMBER OF		2,570,933

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		N/A

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,570,933

WITH:	8	SHARED DISPOSITIVE POWER

		N/A

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,570,933

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	10.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	452467103	Page	3	of	6

1	NAMES OF REPORTING PERSONS Sawtooth Properties, LLLP 84-1563150

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	COLORADO

	5	SOLE VOTING POWER

NUMBER OF		2,499,125

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		N/A

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,499,125

WITH:	8	SHARED DISPOSITIVE POWER

		N/A

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,499,125

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	10.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	452467103	Page	4	of	6
Item 1.
	(a)		Name of Issuer

iMedia International, Inc.

	(b)		Address of Issuer’s Principal Executive Offices

1721 21st Street Santa Monica, CA 90404

Item 2.

	(a)		Name of Person Filing

This Schedule 13G is being filed with respect to shares of Common Stock of the Issuer which are beneficially owned by R. Kenneth Dulin (“Mr. Dulin”) and Sawtooth Properties, LLLP (“Sawtooth”) The Reporting Persons are making a joint filing because they may be deemed a group pursuant to Section 13 of the Securities Exchange Act of 1934, as amended. The Reporting Persons do not affirm the existence of such a group.

	(b)		Address of Principal Business Office of both Mr. Dulin and Sawtooth:

8449 Greenwood Drive Niwot, CO 80503

	(c)		Citizenship

Mr. Dulin is a citizen of the United States residing in Colorado Sawtooth is organized and existing in the State of Colorado

	(d)		Title of Class of Securities

Common Stock

	(e)		CUSIP Number

452647103

Item 3.		If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S. 78c).

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

CUSIP No.	452467103	Page	5	of	6

	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Sec. 240.13d-1(c), check this box: ☒

Item 4.	Ownership.

	(a)		Amount beneficially owned:

Mr. Dulin: 2,570,933 shares of Common Stock comprised of 2,499,125 shares of Common Stock held by Sawtooth, 52,308 shares of Common Stock held in his own name, 6,500 shares of Common Stock held by the Robert Kenneth Dulin as Custodian for Molly Ruth Dulin Uniform Transfer to Minors Act/Colorado custodial account (“Molly Ruth UTMA”), 6,500 shares of Common Stock held by the Robert Kenneth Dulin as Custodian for Katherine Ann Dulin Uniform Transfer to Minors Act/Colorado custodial account (“Katherine Ann UTMA”), and 6,500 shares of Common Stock held by the Robert Kenneth Dulin as Custodian for Kelly Marie Dulin Uniform Transfer to Minors Act/Colorado custodial account (“Kelly Marie UTMA”). Mr. Dulin is the General Partner of Sawtooth and Custodian of the Molly Ruth UTMA, Katherine Ann UTMA and Kelly Marie UTMA custodial accounts. The age of termination at which a minor can take control of his or her UTMA custodial account is 21 in the State of Colorado. Neither Molly Ruth Dulin nor Katherine Ann Dulin nor Kelly Marie Dulin had reached the age of 21 as of the filing date of this document.

Sawtooth: 2,499,125 shares of Common Stock

	(b)		Percent of class:

Mr. Dulin: 10.4%

Sawtooth: 10.1%

	(c)		Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote

Mr. Dulin: 2,570,933 Sawtooth: 2,499,125

(ii)	Shared power to vote or to direct the vote

Mr. Dulin: 0 Sawtooth: 0

(iii)	Sole power to dispose or to direct the disposition of

Mr. Dulin: 2,570,933 Sawtooth: 2,499,125

(iv)	Shared power to dispose or to direct the disposition of

Mr. Dulin: 0 Sawtooth: 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

CUSIP No.	452467103	Page	6	of	6

Item 6.	Ownership of More than Five Percent on Behalf of Another Person N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

See Item 4(a) above which is incorporated by reference herein.

Item 8.	Identification and Classification of Members of the Group

The Reporting Persons may be deemed to constitute a group with one another pursuant to Section 13 of the Securities Exchange Act of 1934, as amended. The Reporting Persons do not affirm the existence of such a group.

Item 9.	Notice of Dissolution of Group N/A

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: May 27, 2008

By:	/s/ R. Kenneth Dulin
R. Kenneth Dulin

Sawtooth Properties, LLLP
By:	/s/ R. Kenneth Dulin
R. Kenneth Dulin
	Title:	General Partner